

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 25, 2016

Mr. Lewis Chew
Executive Vice President and Chief Financial Officer
Dolby Laboratories, Inc.
1275 Market Street
San Francisco, CA 94103-1410

      Re: **Dolby Laboratories, Inc.**
            Form 10-K for the Fiscal Year Ended September 25, 2015
            Filed November 24, 2015
            File No. 001-32431

Dear Mr. Chew:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kathleen Collins

                            Kathleen Collins
                            Accounting Branch Chief
                            Office of Information Technologies
                            and Services